March 29, 2019

Robert Tallack
Chief Executive Officer
ConversionPoint Holdings, Inc.
840 Newport Center Drive, Suite 450
Newport Beach, CA 92660

       Re: ConversionPoint Holdings, Inc.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed March 15, 2019
           File No. 333-228857

Dear Mr. Tallack:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 13, 2019 letter.

Registration Statement on Form S-4 filed March 15, 2019

Questions and Answers About the Mergers and the Special Meetings
Are there any ConversionPoint or Inuvo stockholders already committed to vote in favor of the merger-related proposals? , page 13

1. Your revised disclosure in response to prior comment 15 does not appear to provide the percentage of votes by non-affiliated public stockholders of ConversionPoint necessary to approve the merger proposal, assuming that all of the ConversionPoint and Inuvo affiliates and parties the support agreements vote in favor of the merger. Please revise to highlight and quantify the percentage of the non-affiliated public stockholders that are necessary to approve the merger.
 Robert Tallack
FirstName LastNameRobertInc.
ConversionPoint Holdings, Tallack
Comapany2019
March 29, NameConversionPoint Holdings, Inc.
March 29, 2019 Page 2
Page 2
FirstName LastName
Risk Factors
New Parent is an "emerging growth company"..., page 57

2. Revise your disclosure to also state that as a result of your election to take advantage of the extended transition period for new or revised accounting standards, your financial statements may not be comparable to companies that comply with public company effective dates. Please include a similar statement in your critical accounting policy disclosures.
Unaudited Pro Forma Combined Condensed Financial Statements
Note 4   Preliminary Estimated Purchase Price Allocation, page 203

3. We note your response to comment 19 and partially reissue the comment. Please revise your disclosure to separately identify the number of shares of common stock to be issued.
4. You disclose that your customer relationships will be amortized over a period of ten to twenty years. Please tell us in detail your basis in determining the amortization periods of these assets, including your considerations related to each of Inuvo's significant customers. Revise to disclose the weighted average useful lives. In addition, revise to disclose whether or not these assets will be amortized using a straight-line method or an accelerated method of amortization. Refer to ASC 350-30-35-6.
Note 5   Preliminary Pro Forma Financial Statement Adjustments, page 204

5. We note that adjustment (k) reflects the vesting of restricted stock units upon the initial public offering. Please tell us how you determined this adjustment met the continuing impact criteria of Item 11-02(b)(6) of Regulation S-X. Alternatively, revise your calculations to remove this adjustment and include a discussion of its exclusion in your pro forma notes.
Note 6   Pro Forma Combined Net Income (Loss) per Share, page 206

6. Please revise your disclosure to clearly show how you calculated your pro forma weighted-average shares for the year ended December 31, 2018.
Inuvo, Inc. Notes to Consolidated Financial Statements
Note 2   Summary of Significant Accounting Policies
Intangible Assets, page F-96

7. You disclose that you engaged a third-party valuation service to determine the fair value of the acquired assets and to subsequently reassess the fair value of the acquired assets.
          Please revise to clarify the nature and extent of your reliance on the independent third-
         party valuation. Refer to Question 141.02 of the Compliance and Disclosure
         Interpretations on Securities Act Sections.
 Robert Tallack
FirstName LastNameRobertInc.
ConversionPoint Holdings, Tallack
Comapany2019
March 29, NameConversionPoint Holdings, Inc.
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March 29, 2019 Page 3
FirstName LastName
        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202)
551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services
cc:      Larry A. Cerutti, Esq.